UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 22 March, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	22nd March 2011

AIB Bond Coupons

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] notes market speculation today concerning the coupon due on 23rd March 2011 in relation to a €400m Lower Tier Two Bond, ref XS0208845924. AIB confirms that this payment will be made.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 22 March, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.